Baker & McKenzie LLP
Pennzoil Place, South Tower
711 Louisiana, Suite 3400
Houston, Texas 77002-2746, USA

Tel: +1 713 427 5000
Fax: +1 713 427 5099
www.bakernet.com

William D. Davis II
Tel: +1 713 427 5034
william.d.davisii@bakernet.com

VIA EDGAR TRANSMISSION


January 12, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karl Hiller and George K. Schuler

RE:   Gold Reserve Inc.
      Form 20-F for the Fiscal Year Ended December 31, 2005
      Filed April 3, 2006
      File No. 001-31819

Ladies and Gentlemen:

On behalf of our client, Gold Reserve Inc. (the "Company"), set forth below is the further response of the Company to the comments raised in the January 11, 2007 call with George K. Schuler of the Securities and Exchange Commission (the "Commission") regarding the Company's Form 20-F filed April 3, 2006 and the previous letter filed with the Commission on January 10, 2007. For ease of reference, the comments have been repeated below with the response set forth underneath.

As agreed by the Staff, the Company will reflect the changes in its next annual report filed with the Commission for the year ended December 31, 2006 (updated as necessary to take into account any changes in the Company's or its properties' status occurring prior to such filing).

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. Please insert a small-scale map, showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

   Per the January 11, 2007 call with Mr. Schuler, an "index" map is also requested reflecting the location of the project on a larger scale.

In response to the Staff's comment, the Company will include the map attached as Exhibit A in addition to the map previously submitted.

Bankable Feasibility Study, page 15

2. We note that in the second paragraph of this section you state the reserves using the internal revenue cutoff grade of $2.76 ($3.00 in May 2005) per tonne using off-site smelter processing for your concentrates. Please expand your disclosure to include a concise definition of the cutoff grade used, describing all the costs utilized, and costs or other pertinent factors not reflected in the measure. Also describe the material destination determination process as it relates to the cutoff grade.

   Please disclose how the incremental off-site processing costs may compare to your on-site processing costs, and be sure to clarify that these costs are not part of the internal revenue cutoff grade calculation, if true. It should be clear that your internal revenue cutoff grade measurement differs from the mining or breakeven cutoff grade, as it consists of only the combined on-site processing and administrative costs to produce concentrate.

   Please also clarify that the costs of transportation, smelting and refining charges, recoveries, deductions, and price participation agreements are addressed separately from this internal revenue cutoff grade calculation by using a discounted gold price of $350 instead of the $400 per ounce as was utilized in the base case economics.

We understand that the response to the Staff's comments in the letter filed with the Commission on January 10, 2007 was acceptable.

Director, Senior Management and Employees, page 31

3. We believe that you should disclose the following information about directors, senior members of management, and technical persons upon whose work the company is dependent, to comply with Item 6.A of Form 20-F:

   * A brief summary of the person's technical qualifications and business experience.
   * The approximate percent of their time that the officers worked on affairs of your company this last year.
   * Other significant responsibilities that they currently have with other companies.

   Per the January 11, 2007 call with Mr. Schuler, additional information regarding each person's previous business experience with other companies and any technical training is requested.

The Company proposes to include the following additional information regarding its directors and members of management:

Rockne J. Timm - Chief Executive Officer, Director
Mr. Timm became an officer and Director in 1984. In 1988 he became the Chairman of the Board, President and CEO. In January 2004 he became the CEO and a Director of the Company. He served as a Financial Officer, Vice President of Finance, Treasurer and Chief Financial Officer of Pegasus Gold Inc. from 1981 to 1987. Mr. Timm is also President and Director of Great Basin Energies, Inc., President and Director of MGC Ventures, Inc. and Director and Executive Officer of each of the company's foreign subsidiaries.

A. Douglas Belanger - President, Director
Mr. Belanger became an officer in 1984 and in 1988 became Executive Vice President and Director. In January 2004 he became President of the Company. Mr. Belanger served as Vice President for Corporate Affairs of Pegasus Gold Inc. from April 1982 to June 1987. Prior to 1982, Mr. Belanger was a gold mining analyst with Burns Fry Limited of Toronto and Pemberton Securities of Vancouver. He also has several years' experience as a field geologist with various major Canadian mining companies. Mr. Belanger serves as Vice President and Director of Great Basin Energies Inc. and MGC Ventures, Inc., and is Director and Executive Officer of each of the Company's foreign subsidiaries.

James P. Geyer - Senior Vice President, Director
Mr. Geyer became Senior Vice President in January 1997 and Director in June 1997. During the previous 10 years, Mr. Geyer was employed by Pegasus Gold Inc., most recently as Vice President of Operations. Mr. Geyer was responsible for six mines producing over 500,000 ounces of gold annually and several development projects. Mr. Geyer has 25 years experience in underground and open pit mining and has held various engineering and operations positions with AMAX and ASARCO. Mr. Geyer has a Bachelor of Science in Mining Engineering from Colorado School of Mines.

James H. Coleman - Director and Chairman of the Board
Mr. Coleman became a Director in February 1994 and Chairman of the Board in January 2004. Mr. Coleman is a Senior Partner and former Chairman of the law firm of Macleod Dixon of Calgary, Alberta. He is also a director of several Canadian companies in the natural resource sector. Mr. Coleman also serves as a Director of Great Basin Energies, Inc. and MGC Ventures, Inc.

Jean Charles Potvin - Director
Mr. Potvin became a Director in November 1993. He is also a Director, Chairman and Chief Executive Officer of Tiomin Resources Inc. Prior to becoming a director, Mr. Potvin was Senior Mining Analyst, Vice President and Director of Burns Fry Ltd. (now Nesbitt Burns Ltd.).

Patrick D. McChesney - Director
Mr. McChesney was Chief Financial Officer of Gold Reserve from August 1988 to June 1993 and became a Director of Gold Reserve in August 1988. From June 1983 to June 1987 he was Controller of Pegasus Gold Inc. Mr. McChesney also serves as Director of MGC Ventures, Inc. and Great Basin Energies, Inc.

Chris D. Mikkelsen - Director
Mr. Mikkelsen has been a principle in the accounting firm of McDirmid, Mikkelsen & Secrest, P.S., since 1976. He is a certified public accountant with an extensive background in providing operational and tax advice to a wide variety of clients and businesses. Mr. Mikkelsen also serves as a Director of Great Basin Energies, Inc. and MGC Ventures, Inc.

Robert A. McGuinness - Vice President of Finance, Chief Financial Officer Mr. McGuinness became Vice President of Finance in March 1993 and Chief Financial Officer in June 1993. Prior to 1993, Mr. McGuinness served as the financial officer for several domestic and internationally based companies specializing in telecommunications, electronics and biotechnology. He also serves as Vice President of Finance, Chief Financial Officer and Treasurer of Great Basin Energies, Inc. and MGC Ventures, Inc.

Douglas E. Stewart - Vice President of Project Development
Mr. Stewart became Vice President of Project Development in April 1997. During the previous six years Mr. Stewart was employed by Pegasus Gold Inc., most recently as General Manager of the Florida Canyon Mine in Nevada. Mr. Stewart has over 28 years experience in the mining industry that includes various management positions with FMC Corporation, Getty Oil Minerals Division, Consolidation Coal Company and AMAX Coal Company. Mr. Stewart has Bachelor of Science degree in Mining Engineering from South Dakota School of Mines and Technology.

-     -     -

Per the January 11, 2007 call with Mr. Schuler, we understand that the Staff does not expect to have any further comments if the foregoing responses are acceptable. I would appreciate it if you would please call me at
(713) 427-5034 if you have any additional questions or comments. If you are not able to reach me, please ask for Jonathan B. Newton of my office.

Thank you for your attention to this matter.

Very truly yours,


s/William D. Davis II
William D. Davis II

cc:	Mr. Robert A. McGuinness, Gold Reserve Inc.


EXHIBIT A

Map